January 10, 2012

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Roomlinx, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Forms 10-K/A for the fiscal year December 31, 2010
File No. 0-26213

Dear Mr. Spirgel,

This letter is submitted with respect to Roomlinx, Inc.’s (“Roomlinx” or the “Company”) response to the comment letter, dated December 20, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010, as amended by Form 10-K/A for the  Fiscal Year Ended December 31, 2010 filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2011 and May 18, 2011, respectively.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by our responses. Page numbers and other similar references used in the Staff’s comments below refer to the applicable Company filing.

Form 10-K/A for the Year Ended December 31, 2010

Consolidated Statements of Cash Flows, page 38

1.    We note your response to comment one from our letter dated November 18, 2011. Tell us why it is appropriate to amortize the debt discount under the interest method over the exercise period of the warrant instead of the remaining period in the line of credit agreement. Please provide us a comparison of interest expense recorded under the two methods.

Response:

We appreciate your clarifying question.  Roomlinx has been amortizing the debt discount using the interest method over the life of the line of credit, not the exercise period of the warrant.  However, upon further review, the amortization period associated with each draw against the line of credit was set at 60 months (the original term of the line of credit) instead of the remaining period on the line of credit.  The 2010 amortization of the debt discount based on a 60 month life  vs. the remaining term of the line of credit was $33,842 vs. $44,065, respectively.  Roomlinx deems the variance of $10,223 to be immaterial, and therefore the Company is not proposing an adjustment to the Consolidated Financial Statements as of December 31, 2010; however the Company will make a correction for this computational error by recording an additional charge to interest expense in the year ended December 31, 2011.  In addition, on December 19, 2011 Roomlinx extended the line of credit maturity date from June 2014 to June 2017.  Accordingly, as of December 1, 2011, Roomlinx will adjust the amortization period to be consistent with GAAP and the unamortized debt discount will be amortized over the new remaining term of the line of credit.

Lease Receivable, page 42

1.    Per your response to comment two from our letter dated November 18, 2011, “future presentation of the Consolidated Balance Sheet shall reflect Unearned Income with a corresponding increase to Lease Receivables.” It is unclear to us how recording unearned income has the effect of producing a corresponding increase to lease receivables. Please tell us your basis for measurement of revenue, unearned income and lease receivables and provide us illustrative journal entries recording a typical sales-type lease at the inception of the lease. Confirm to us that revenue is recognized based on the present value of the minimum lease payments receivable and if not, tell us how you determine the amount of revenue recognized. Additionally, please clarify your reference to “aggregation of lease revenues” and what that amount represents.

Response:

Per the Codification under ASC 840-30-25-6 “the lessor in a sales-type lease that does not involve real estate shall recognize its gross investment in the lease, unearned income, and the sales price” and under ASC 840-30-30-8 “the lessor's net investment in a sales-type lease shall consist of the gross investment (as measured in paragraph 840-30-30-6) minus the unearned income.” The gross investment as defined in 30-6 shall equal the sum of the minimum lease payments net of executory costs plus any unguaranteed residual value accruing to the benefit of the lessor.  These leases do not have executory costs (these are the responsibility of the property) or unguaranteed residual value accruing to the benefit of Roomlinx, therefore the minimum lease payments equal the gross investment in leases and the net investment equals the present value of the minimum lease payments, which was computed by applying Roomlinx’s implicit borrowing rate of 9%.

Pursuant to the balance in the lease receivable at December 31, 2010 the minimum lease payments (the product of the number of months in the lease term times the monthly rent) equal the gross investment, therefore Roomlinx is compliant with ASC 840-30-30-6 and the net investment was recorded as the lease receivable when that number should have been the minimum lease payments.  The result was the imputed interest had not been recorded to either the unearned income liability or the lease receivable at the inception of the leases.  To illustrate, a property signed a 48 month lease calling for a monthly lease payment of $15,960.  A 9% rate of interest was applied to the payment stream to yield a present value of the minimum lease payments of $641,341 vs. a gross investment of $766,080 (48 months times $15,960 per month). Accordingly, unearned income equals $124,739 (the gross investment less the present value of the minimum lease payments).  This transaction and a typical monthly payment are recorded as follows:

	As Adjusted		As Previously Recorded
	DR	CR	DR	CR
Lease Receivable	766,080		641,341
Installation Revenue		641,341		641,341
Unearned Revenue		124,739
to record revenue upon acceptance of installation by property

Cash	15,960		15,960
Lease Receivable		15,960		11,488
Interest Income		4,472		4,472
Unearned Revenue	4,472
to record a monthly payment

As shown in the illustration and at the time of installation, the present value of the minimum lease payments was recorded as the lease receivable; hence the unearned income component of the gross investment is missing from the lease receivable.

The recording of the sales-type financing leases was consistently applied by Roomlinx and accordingly at December 31, 2010 the lease receivable should be debited $435,781 and the unearned income should be credited $435,781 (the unamortized sum of the gross investment less the present value of future minimum lease payments).  No other entry would be required as the recognition of unearned income (in this case interest income) has been recorded in accordance with GAAP.

Specific to our prior language of “the aggregation of lease revenues as originally recorded”, that language is related to the minimum lease payments.

As stated in our prior correspondence, Roomlinx proposes that the future presentation of the Consolidated Balance Sheets reflect Unearned Income.

Revenue Recognition, page 43

2.    We note your response to comment three from our letter dated November 18, 2011. Tell us the average lead time that it takes to recover the VOD equipment sales price and how that compares with the terms of the arrangement. Since the timing of principal payments towards the VOD equipment sales price appears to be uncertain and the amounts are variable, please clarify what portion of the sale price is recorded at the inception of the arrangement. As we previously requested, please refer to your basis in the accounting literature. In order that we may better understand your response, please provide us illustrative journal entries recording the transaction at the inception of the arrangement as well as hypothetical terms and assumptions.

Response:

Sales agreements that contain a variable principle payment were entered into by Canadian Communications LLC, an entity that Roomlinx acquired on October 1, 2010; there are 5 such contracts with total installation revenue of $105,325.  This form of sales agreement is not a practice of Roomlinx as demonstrated by the fact Roomlinx has not entered into a contract of similar terms.  These contracts, which have a 5 year term plus a 5 year renewal option recognized 100% of the revenue at the time the installation process was complete, as evidenced by the property’s acceptance and therefore transfer of title of the equipment.  Generally speaking, all principal payments will be received prior to the expiration of the initial 5-year contract period.  Outstanding balances on these contracts are subject to review for collectability which may give rise to the recognition of bad debt expense and an appropriate provision for uncollectible accounts.

Per ASC 605-10-S99-1, revenue is recognized when earned.  Pursuant to these contracts, there is a contractual arrangement that specifies a fixed sales price and that title to the installed equipment transfers to the customer upon its acceptance of the completed and fully functioning system.  Referring to the timing of principal payments discussed in the preceding paragraph, collectability is reasonably assured within the initial contract term, evidenced by 63% of the installation revenue having been collected in an average of 30% of the initial contract term; this includes one contract that the cost of goods sold will not be collected until the start of the renewal period.  Roomlinx will therefore establish a provision for uncollectible accounts as of December 31, 2011consistent with its accounting policy related thereto.  As stated in our prior communication, when the monthly invoice is created, the VOD Revenue is charged in the general ledger.  However, a portion of this charge, typically 50%, is the principal payment related to the equipment sale.  The accounting for these transactions is illustrated as follows:

	DR	CR
Property Receivable	18,000
Installation Revenue		18,000
Cost of Goods Sold	7,560
Inventory		7,560
to record revenue upon acceptance of installation by property

Accounts Receivable	1,242
Video on Demand Revenue		1,242
system generated transaction stemming from the generation of a customer invoice that is based on the guest fees the hotel collects for purchases of video on demand movies

Video on Demand Revenue	621
Property Receivable		621
to reclassify the invoice to customer and recognize the principle payment, typically 50% of the guest fees

******

Roomlinx, Inc. (the Company) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commissions or any person under the federal securities laws of the United States.

Please contact Alan Fine at (303) 544-1111 x 638 if you have any questions regarding the information submitted in response to your comments.

Sincerely,
/s/ Michael S. Wasik
Michael S. Wasik
Chief Executive Officer